UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.)*


                                   ATARI Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    04651M204
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                                 (CUSIP Number)


	Clint Coghill
	Coghill Capital Management
	1 N Wacker Dr. Ste. #4350
	Chicago, IL 60606
	312-324-2000


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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   October 12, 2007***
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

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CUSIP NO. 04651M204                     13D                          PAGE 2 OF 8
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   1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

   CCM Master Qualifies Fund, Ltd.*  98-0363044
          Coghill Capital Management, LLC.+*  36-4313801
          Clint D. Coghill+*
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)[ ]
                                                                         (b)[x]
-------- --------------------------------------------------------------------
   3     SEC USE ONLY

-------- --------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC

-------- --------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

-------- --------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

          CCM Master Qualifies Fund, Ltd.* - Cayman Islands
 	   Coghill Capital Management, LLC.+* - Delaware, USA
          Clint D. Coghill+* - USA

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                                7    SOLE VOTING POWER
                                     0

         NUMBER OF            ------ -------------------------------------------
           SHARES               8    SHARED VOTING POWER
        BENEFICIALLY                 1,264,145
          OWNED BY
            EACH              ------ -------------------------------------------
         REPORTING              9    SOLE DISPOSITIVE POWER
           PERSON                    0
            WITH
                              ------ -------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     1,264,145

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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,264,145
-------- --------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

-------- --------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.4**
-------- --------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CCM Master Qualifies Fund, Ltd.* - CO
   Coghill Capital Management, LLC.+* - IA
          Clint D. Coghill+* - IN

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CUSIP NO. 04651M204                     13D                          PAGE 3 OF 8
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                                  Schedule 13D

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, of ATARI, Inc. (the "Issuer"). The address of the Issuer's principal offices is:

417 Fifth Avenue
New York, NY 10016

Item 2.   Identity and Background.
          -----------------------

          (a) The name of the reporting persons are:  CCM Master
Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and Clint D.
Coghill+*.

          (b) The address of principal business office is:
1 N. Wacker Dr. Ste. #4350
Chicago, IL 60606

          (c) Coghill Capital Management LLC+*, is an SEC registered investment advisor.

          (d) During the five years prior to the date hereof, CCM
Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the five years prior to the date hereof, CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

          (f) Coghill Capital Management, LLC is incorporated in
Delaware, USA.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Working Capital of CCM Master Qualified Fund, Ltd.*

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CUSIP NO. 04651M204                     13D                          PAGE 4 OF 8
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Item 4.   Purpose of Transaction.
          ----------------------

         The reporting persons have filed this Schedule 13D to disclose that, while they hold all shares for investment purposes, Coghill Capital Management, LLC ("CCM LLC") has contacted the Issuer's Board of Directors to express its serious concerns regarding the removal of the Issuer's five independent directors by Infogrames Entertainment SA ("Infogrames"), the Issuer's controlling shareholder. These actions were taken without cause, without notice and without a shareholders' meeting, and in our opinion is just the culmination in Infogrames' treatment of the Issuer as its private source of assets and funds, and its oppression of the public shareholders. The Reporting Persons have attached as Exhibit A to this Schedule 13D the letter, dated October 12, 2007 (the "Letter"), from CCM LLC to the Issuer's Board of Directors regarding these issues. The Letter demands that the Issuer's Board of Directors immediately reconstitute itself with a majority of independent directors, re-establish an independent audit committee, put an end to the sweetheart agreements with Infogrames, and seek compensation from Infogrames and the Issuer's management for the serious damage they have caused both the Issuer and its public shareholders. Except as set forth above, CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC*+, and/or Clint D. Coghill have no present plans which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.

The reporting persons, however, reserve the right, at a later date, to effect one or more of such changes or engage in transactions to increase or decrease the number of shares they may be deemed to beneficially own.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

	(a) CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and Clint D. Coghill+* have beneficial ownership of 1,264,145 shares (9.4**).

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CUSIP NO. 04651M204                     13D                          PAGE 5 OF 8
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        (b) Number of Shares as to which CCM Master Qualified Fund, Ltd*,
Coghill Capital Management, LLC+*, and Clint D. Coghill+* have:

               (i)    sole power to vote or to direct the vote:

                      0 shares of Common Stock.

               (ii)   shared power to vote or to direct the vote:

                      1,264,145 shares of Common Stock (9.4**).

               (iii)  sole power to dispose or to direct the disposition:

                      0 shares of Common Stock.

               (iv)   shared power to dispose or to direct the disposition:

                      1,264,145 shares of Common Stock (9.4**).

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CUSIP NO. 04651M204                     13D                          PAGE 6 OF 8
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          (c) N/A

          (d) N/A

          (e) N/A

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect
          -------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

        In addition to the Shares beneficially held by the Reporting Persons, between December 30, 2005 and May 31, 2007, the CCM Master Qualified Fund, Ltd. (the "Master Fund") entered into certain total return equity swap agreements (the "Swaps") with securities brokers relating to 429,384 shares in the aggregate (the "Reference Shares"). Under the terms of these Swaps (i) the Master Fund will be obligated to pay to the broker any capital depreciation of the Reference Shares as of maturity, plus interest, and (ii) the broker will be obligated to pay to the Master Fund any capital appreciation of the Reference Shares as of maturity. Any dividends received by the broker on the Reference
	Shares during the term of the Swaps will be paid to the Master Fund.
	All balances will be cash settled at maturity and there will be no transfer of voting or dispositive power over the Reference Shares.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------
	Exhibit 1: Letter from Coghill Capital Management, LLC+* to Issuer's Board of Directors, dated October 12, 2007 and described in Item 4 of this Form 13-D.


Explanation of Responses:
*The reporting persons disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

**Based on 13,477,920 shares of common stock issued and outstanding as of September 10, 2007 as reported by the Issuer in its Registrations Statement on Form 10-K filed with the Securities and Exchange Commission on September 18, 2007.

***Reporting Persons previously filed a Form 13-G, dated February 14, 2007, with respect to its holdings.

+ Principal of the investment manager or investment manager to the investment management entity in whose account the reported securities are held.

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CUSIP NO. 04651M204                     13D                          PAGE 7 OF 8
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 12, 2007


/S/ Clint D. Coghill+*
----------------------------
Clint D. Coghill+*

/S/ Coghill Capital Management, LLC+*
----------------------------
Coghill Capital Management, LLC+*

/S/ CCM Qualified Master Fund, Ltd.*
----------------------------
CCM Qualified Master Fund, Ltd.*

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CUSIP NO. 04651M204                     13D                          PAGE 8 OF 8
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                                      EXHIBIT 1


October 12, 2007


Mr. Patrick Lelue
Infogrames Entertainment S.A.
1, Place Verrazzano 69252
Cedex 09 Lyon
France

The Board of Directors
Atari, Inc.
417 Fifth Avenue
New York, NY 10016

Dear Sirs:
As you know, we are a long-time investor in Atari, with 1,264,145 shares in your Company. As an investor, we have witnessed the steady deterioration of Atari's position, while Atari's controlling shareholder, Infogrames, has stripped Atari of assets via related party distribution agreements and payments by Atari of executive salaries that Infogrames should have borne. The latest episode, in which Infogrames unilaterally removed all the independent members of the Board, is just another step in Infogrames' pattern of oppressing the other stockholders.

As we write today, as a result of Infogrames' actions, Atari has no independent directors. It has no Compensation Committee, and no Audit Committee in apparent violation of Nasdaq and SEC rules. Its Special Committee to review transactions with Infogrames no longer exists. It now has only three directors, which is in violation of its bylaws that require a minimum of four directors. All of these directors are Infogrames employees. With the removal of the independent directors, the failure to maintain committees and violation of Atari's bylaws, Infogrames has brought Atari's future corporate actions into question.
The removal of the five independent directors by Infogrames, without cause, without notice and without a shareholders' meeting last Friday is just the culmination in Infogrames' treatment of Atari as its private source of assets and funds and its oppression of the public shareholders.


Specifically, over the past few years, Atari has:

Entered into non-market distribution agreements that favored Infogrames and transferred additional cash and opportunities to Infogrames,

Caused Nasdaq to begin procedures to delist Atari's shares, and

Driven down Atari's stock price, to the detriment of the public shareholders.

Paid its then Chief Executive Officer, Bruno Bonelli, for work that was for Infogrames' benefit and which should have been charged to Infogrames,


Now, with the unilateral removal of the independent directors, Infogrames has denied Atari of the only possible checks and balances on its "favorable" arrangements with Atari.These acts on the part of Infogrames indicate an intent to drive down Atari's stock price even lower with the prospect of buying out Atari's public shareholders "on the cheap".

Infogrames' letter dated October 5, 2007, filed by Atari with the SEC, betrays Infogrames' attitude both to Atari and to the public shareholders. First, the letter refers to "Infogrames Directors." Does this mean the captive Atari directors? Simply put, there should be no "Infogrames Directors" on Atari's Board. All directors, including the Infogrames captive directors, owe their fiduciary duties to the stockholders as a whole.

Perhaps, by "Infogrames' Directors," Infogrames meant directors of Infogrames itself. In that case, what right did Infogrames directors have to get special information from Atari to which the rest of us were not privy?

Also, in Infogrames' 13D letter it states that they offered to provide "appropriate support" to Atari. We understand that the Special Review Committee was set up several years ago to review these transactions
(as well as provide a legal paper trail to protect the minority shareholders from Infogrames) and we believe that all shareholders should have the right to understand what was the offered "appropriate support" to Atari by Infogrames. We suspect that the independent Directors were fired from the Board for adhering to their fiduciary responsibility to protect the minority shareholders and not succumbing to Infogrames' coercive and dilutive "support".

Infogrames speaks of "providing assistance" and "appropriate support" to Atari. Yet, by firing the independent directors, Infogrames, in effect, abolished the Special Committee whose mandate it was to review all "assistance" and "support" from Infogrames.

Infogrames warns that unnamed "representatives of Atari" warned Infogrames they may seek bankruptcy protection for Atari. With Atari's having no debt and valuable intellectual property, it is hard to believe that Infogrames directors were going to seek to have Atari undergo a bankruptcy proceeding.

In the history of public companies in the United States, it is without precedent for a controlling shareholder to remove independent directors without cause and without notice, violate listing and SEC requirements for an audit committee and violate the company's bylaws requiring a minimum number of directors, all at once.

We demand that the Board immediately reconstitute itself with a majority of independent directors, re-establish an independent audit committee, put an end to the sweetheart agreements with Infogrames, and seek compensation from Infogrames and Atari management for the serious damage they have caused both Atari and its public shareholders.

We reserve all of our rights.

Sincerely,

/s/ Clint D. Coghill
President and Chief Investment Officer

cc: 	Mr. David Pierce
	Kristina K. Pappa, Esq.